NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	September 30, 2015

Canada: TSX: KLS
United States: NYSE MKT: KIQ

KELSO TECHNOLOGIES INC. VACUUM RELIEF SERVICE TRIALS

Vancouver, British Columbia and Downers Grove, Illinois, – Kelso Technologies Inc. (TSX:KLS)(NYSE MKT:KIQ) (“Kelso” or the “Company”) reports that all participants in the service trials of the Company’s new vacuum relief valve (VRV) have installed the VRV and begun testing.

The VRV is a device specifically designed to protect rail tank cars from the effects of excessive vacuum pressure which prevent the potential implosion of the tank car and can result in slowing loading/unloading operations.

The development of our patent pending VRV has been driven by customers’ demand for a better performing VRV due to high failure rates of current products in use in the market today. Our VRV design features our patented constant force pressure springs and meets the new DOT-117 tank car specifications scheduled to be implemented on October 1, 2015. Customer response to testing the new VRV was very strong reflecting their support and interest in the successful development of this product. Approvals from the American Association of Railroads (AAR) usually take up to one year for non-hazardous applications and two years for hazardous applications to obtain.

James R. Bond, CEO of the Company comments that, “We have been able to manage the steep decline in railway equipment activity in 2015 with minimal diminishment of our financial health. Our technology portfolio which is a key component of our long term success has advanced as scheduled this year. Kelso remains dedicated to the development of new innovative safety technologies that deliver long term, reliable high performance. The response to our VRV from both domestic and international markets is very encouraging. Kelso will be ready for full distribution of all our products when final AAR approvals are received and the rail tank car market improves as expected in 2016 and beyond”

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is recognized as a reliable supplier of AAR approved railway equipment that addresses the regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that that we will get AAR approval for our VRV product; that we are in the final testing stages of our vacuum relief valve; that our technology portfolio will advance our long term success; and Kelso will be ready for full distribution of all our products when final AAR approvals are received and the rail tank car market improves in 2016 and beyond. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; AAR approvals may not be attained; the rail tank car market may not improve in 2016, orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our expected market share. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com